SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

[redacted]

February 2, 2007

07020889

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
FEB 12 2007
THOMSON FINANCIAL

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
February 2, 2007

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – Dated January 11, 2007
2. News Release – Dated January 12, 2007
3. News Release – Dated January 17, 2007
4. News Release – Dated January 31, 2007

Correspondence with Securities Commission(s)

5. Form 51-103F3 Material Change Report – Dated January 15, 2007

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 11, 2007

TSX Venture Exchange Symbol: **SUL**
Frankfurt Stock Exchange: **RZN**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMPLETES $1.5 MILLION SHORT FORM OFFERING

Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to announce the completion of its previously announced TSX Venture Exchange Short Form Offering of 9,375,000 Units (the "Offering") at $0.16 per Unit, for gross proceeds of $1,500,000. Each Unit consists of one common share ("Common Share") and one non-transferable common share purchase warrant ("Warrant"). Each Warrant is exercisable into one Common Share for a period of 24 months, expiring January 11, 2009, at an exercise price of $0.25 per share.

Northern Securities Inc. (the "Agent") acted as lead agent in connection with the Offering. At closing the Agent received a cash commission of $150,000 and Agent's Options exercisable to subscribe for 937,500 Units at $0.16 for 24 months. The Agent's Options, Agent's Units and any securities issued upon exercise of the Agent's Options or Warrants forming part of the Agent's Units are subject to a hold period and may not be traded until May 12, 2007.

Of the 9,375,000 Units sold, 4,562,000 Units (the "Hold Units") and any shares issued upon exercise of the Warrants forming part of the Hold Units are subject to a hold period and may not be traded until May 12, 2007.

Sultan will use the proceeds of the Offering for the preparation of a scoping study and to conduct additional exploration on its world class Jersey-Emerald tungsten-molybdenum project, and for general working capital.

For further information on the Company's projects, please visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 12, 2007

TSX Venture Exchange Symbol: **SUL**
Frankfurt Stock Exchange: **RZN**
SEC 12g3-2(b): 82-4741

eResearch Update Report - Featuring Sultan Minerals Inc.

Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to announce the **publication of an updated in-depth analytic report** on the Company and its properties carried out by **eResearch.** Please click on the link below to review the report.

eResearch Report Featuring Sultan Minerals - January 2007

(To view the eResearch Report please go to: *http://www.sultanminerals.com/)*

Sultan Minerals Inc. is a gold, silver and base metals exploration company with a portfolio of advanced mineral properties. Sultan's 2007 work program will include a Scoping Study and diamond drilling to expand resources on its world class Jersey-Emerald Tungsten-Molybdenum and Kena Gold properties, located in southeastern British Columbia.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 17, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS DISCOVERS BULK TONNAGE TUNGSTEN-GOLD MINERALIZATION AT JERSEY-EMERALD PROPERTY

Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to report results for the four most recent drill holes from the on-going drill program on its Jersey-Emerald Property in southeastern British Columbia. The drill program is designed to expand the tungsten resource reported in the Company's news release of November 8, 2006. In addition to the higher-grade mineralization reported in November, the four holes successfully intersected a sizeable zone of low-grade, bulk tonnage, tungsten mineralization with associated gold values. The intersections demonstrate potential for an important new style of mineralization at this historic tungsten-lead-zinc mine.

The four drill holes tested a 300-foot (90-metre) wide section across the lower skarn horizon of the recently identified East Emerald Tungsten Zone. Drill holes E-06-5 & E-06-6 penetrated the entire tungsten-bearing horizon, while holes E-06-7 & E-06-8 collared down slope and 100 feet lower in elevation, penetrated only the lower half of the zone. Highlights include hole E-06-05, which carried continuous mineralization over an interval of **201.33 feet grading 0.08% WO_3** including **0.10% WO_3 over 107.5 feet** and hole E-06-06 which carried **0.11% WO_3 over 102.0 feet.** Both holes carried narrow, higher-grade intercepts including a 1.5 foot section in hole E-06-05 that assayed **1.18% WO_3**.

The following table details significant tungsten results from the four holes.

Drill Hole #	Grid North	Grid East	Azmuth/ Dip	Length	From	To	Width	WO_3%
				(Feet)				
E-06-05	9242	7872	285°/-75°	457.6	120.00	321.33	**201.33**	**0.08**
Including					126.00	233.50	**107.50**	**0.10**
Including					126.00	141.00	**15.00**	**0.14**
And					162.00	182.00	**20.00**	**0.15**
And					232.00	233.50	**1.50**	**1.18**
E-06-06	9242	7871	285°/-58°	847	113.50	265.50	**153.80**	**0.08**
Including					148.20	250.20	**102.00**	**0.11**
Including					148.20	172.00	**23.80**	**0.20**
E-06-07	9305	7755	285°/-65°	277	36.60	112.50	**75.90**	**0.10**
Including					36.60	49.00	**12.40**	**0.14**
E-06-08	9306	7754	285°/-48°	327	32.20	86.20	**54.00**	**0.15**
Including					32.20	55.80	**23.60**	**0.26**

The holes were drilled 775 feet (235 metres) along strike to the northeast of the initial four holes reported on June 5, 2006. All four holes intersected the tungsten-bearing horizon, which in this area was found to average approximately 180 feet (60 metres) in true thickness. The mineralization dips at 45° to the east. In the previous four holes the zone averaged 30 feet (10.0 metres) in thickness. This spectacular increase in thickness introduces the possibility of important bulk tonnage mineralization amenable to inexpensive bulk mining methods.

This bulk tonnage style of mineralization was not recognized during the 30 years of tungsten production when mining focused on high-grade underground deposits. Surface mapping has traced the host rocks to the East Emerald Tungsten Zone for 2,000 feet (600 metres) to the north and 2,000 feet (600 metres) to the south of hole E06-08. Recent and historic diamond drilling has intersected the zone to a depth of 300 metres down dip to the east. The potential for good lateral and depth continuity of the mineralization is demonstrated by historic drill hole V-19 that intersected the zone 925 feet (280 metres) southwest of hole E-06-05. Hole V-19 was drilled down dip of the zone but assayed 0.18% WO_3 over a core length of 200.0 feet between a down-hole depth of 634 feet and 834 feet. The higher tungsten grades seen in hole V-19 suggest that grades may increase at depth as the host formation approaches the underlying, mineralizing granite.

Surface mapping shows that the host formation thickens to the north, suggesting sizeable tonnage potential.

The four drill holes also intersected several gold bearing quartz veins and quartz stock works that accompany the tungsten mineralization. The gold-bearing veins appear to strike and dip parallel to the trend of the East Emerald Tungsten Zone. They were unexpected, but are prominently visible in the core.

The following table details gold assays of significance from the four holes.

Drill Hole #	Grid North	Grid East	Azmuth/ Dip	Length	From	To	Width	Gold g/T	Silver g/T
				(Feet)					
E-06-05	9242	7872	285°/-75°	457.6	141.00	156.00	**15.00**	**0.99**	3.68
Including					144.00	147.00	**3.00**	**1.40**	0.50
E-06-06	9242	7871	285°/-58°	847	116.60	128.00	**11.40**	**1.40**	6.42
Including					125.40	128.00	**2.60**	**4.89**	21.00
and					244.70	246.50	**1.80**	**3.42**	11.00
and					651.00	655.50	**4.50**	**1.26**	9.42
Including					653.80	655.50	**1.70**	**3.00**	20.00
E-06-07	9305	7755	285°/-65°	277	64.70	67.50	**2.80**	**1.00**	7.57
Including					64.70	65.40	**0.70**	**3.83**	30.00

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 5,600 drill hole database.

The East Emerald Zone lies between the Invincible and Dodger tungsten deposits, which were operated by Placer-Dome prior to closure of the mine due to low tungsten prices in 1973. The zone can be readily accessed from the existing workings. The resource evaluation reported November 8th shows that at a cut-off grade of 0.15% WO_3, the Invincible and Dodger zones contain a measured plus indicated tungsten resource of 2,510,000 tons averaging 0.37% WO_3 with an additional inferred resource of 1,210,000 tons averaging 0.40% WO_3. The study shows there is potential to significantly expand this resource with exploration in both the historically mined areas and the surrounding terrain. Sultan is currently preparing for a preliminary scoping study that will develop a mining plan and determine the economic parameters to develop the tungsten resource. Drilling was stopped over the holiday break but will resume from underground in the first week of February 2007.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Core samples are split with a core splitter and half of the core is stored in a secure site in Salmo, BC. The second half of the core is placed in sealed plastic bags, and shipped to Acme Analytical Laboratories in Vancouver, BC for assay. The project's quality control program includes the systematic use of duplicate samples and the use of a secondary laboratory for check assaying.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Marc Lee – Email: mlee@sultanminerals.com or info@sultanminerals.com


SULTAN MINERALS - EAST EMERALD LOWER TUNGSTEN ZONE
DRILL HOLE ASSAY RESULTS
East Emerald
Lower Tungsten Zone
-0.10% WO3/75.9 ft
Incl. 0.14% WO3/12.4 ft
E06-07
-0.15% WO3/54.0 ft
Incl. 0.26% WO3/23.6 ft
E06-08
-0.10% WO3/107.5 ft
Incl. 0.15% WO3/20.0 ft
E06-05
E06-06
-0.11% WO3/102.0 ft
Incl. 0.20% WO3/23.8 ft
11000N
10000N
9000N
8000N
Projected Surface Exposure East Emerald WO3
Granite Contact
East Emerald
Lower Tungsten Zone
E06-07
E06-08
E06-05
E06-06
Surface Exposure East Emerald WO3
Wartime Metals surface trenching
E06-04
E06-01
E06-03
E06-02
Area tested by April 2006 Drilling
Formerly Canada's
Second Largest
Tungsten Mine
INVINCIBLE MINE
DODGER 4400 MINE
FEENEY MINE
EAST DODGER MINE
EMERALD MINE
JERSEY MINE
LEGEND
EXCELLENT EXISTING INFRASTRUCTURE
0
125
250
Metres

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 31, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS ENGAGES WARDROP ENGINEERING INC. TO UNDERTAKE A SCOPING STUDY AT JERSEY-EMERALD

Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to report that it has engaged Wardrop Engineering Inc. ("Wardrop") to complete a Scoping Study on its Jersey-Emerald Property in southeastern British Columbia. The Jersey-Emerald property is host to the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer and the former Emerald Tungsten Mine, Canada's second largest tungsten mine.

Wardrop is a well-known Canadian Engineering Firm with ISO 9001:2000 certification (ISO certification is an international recognition of best practice, commitment to quality and consistency in products and services). Wardrop has five Corporate divisions that provide a wide range of integrated services and technological products around the world. The Company has twelve Canadian offices, seven International offices, and more than 1,000 employees worldwide. Wardrop's Project Manager for the Jersey-Emerald scoping study has extensive operations experience in both underground and open pit mining.

The Scoping Study will involve site visits by Wardrop's engineers, and studies of a three dimensional mine model of the historic mine workings. The study will work out a conceptual mine design, determine the potential for underground stoping and work out process design criteria. The study will also involve a site visit by Wardrop's Environmental Engineer in order to complete an environmental review. The Scoping Study is expected to be completed in April 2007 and will assist Sultan in directing the future development of the Jersey-Emerald property.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

January 11, 2007.

Item 3. **News Release**

Press releases were issued on January 11, 2007.

Item 4. **Summary of Material Change**

See attached press releases.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

January 15, 2007.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 11, 2007

TSX Venture Exchange Symbol: **SUL**
Frankfurt Stock Exchange: **RZN**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS COMPLETES $1.5 MILLION SHORT FORM OFFERING

Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to announce the completion of its previously announced TSX Venture Exchange Short Form Offering of 9,375,000 Units (the "Offering") at $0.16 per Unit, for gross proceeds of $1,500,000. Each Unit consists of one common share ("Common Share") and one non-transferable common share purchase warrant ("Warrant"). Each Warrant is exercisable into one Common Share for a period of 24 months, expiring January 11, 2009, at an exercise price of $0.25 per share.

Northern Securities Inc. (the "Agent") acted as lead agent in connection with the Offering. At closing the Agent received a cash commission of $150,000 and Agent's Options exercisable to subscribe for 937,500 Units at $0.16 for 24 months. The Agent's Options, Agent's Units and any securities issued upon exercise of the Agent's Options or Warrants forming part of the Agent's Units are subject to a hold period and may not be traded until May 12, 2007.

Of the 9,375,000 Units sold, 4,562,000 Units (the "Hold Units") and any shares issued upon exercise of the Warrants forming part of the Hold Units are subject to a hold period and may not be traded until May 12, 2007.

Sultan will use the proceeds of the Offering for the preparation of a scoping study and to conduct additional exploration on its world class Jersey-Emerald tungsten-molybdenum project, and for general working capital.

For further information on the Company's projects, please visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological

President and CEO

For further information please contact:
Marc Lee, Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

END